Mail Stop 6010

March 27, 2008

Frederic H. Neikrug
Chief Executive Officer
DiaSys Corporation
81 West Main Street
Waterbury, CT 06702

      Re: **DiaSys Corporation**
            Form 10-KSB for the fiscal year ended June 30, 2007
            Filed October 15, 2007
            Form 10-QSB for the fiscal quarter ended September 30, 2007
            Filed November 19, 2007
            File No. 1-16285

Dear Mr. Neikrug:

      We issued comments to you on the above captioned filings on February 7, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 10, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by April 10, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Tom Jones at 202-551-3602 if you have any questions.

      Sincerely,

      Russell Mancuso
      Branch Chief

cc (via fax): Richard T. Keppelman